Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

September 16, 2013

Item 3	News Release

News release attached as Schedule “A” was disseminated on September 16, 2013 via Canada NewsWire.

Item 4	Summary of Material Change

On September 16, 2013, the Company announced it has entered into a secured loan facility agreement with Deerfield Management Company, L.P. for $25 million in financing.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated September 16, 2013.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:	763-203-6304

Item 9	Date of Report

September 16, 2013

Schedule “A”

FOR IMMEDIATE RELEASE

IMRIS enters into a secured loan facility for $25 million in financing.

WINNIPEG, Manitoba, September 16, 2013 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced it has entered into a secured loan facility agreement (the “Agreement”) with Deerfield Management Company, L.P. (“Deerfield”) for $25 million in financing. Deerfield is a leading healthcare investment firm with more than $3.5 billion of assets currently under management.

Commented Jay D. Miller, IMRIS president and chief executive officer: “We are pleased with Deerfield’s confidence in our cutting-edge technology, growth prospects and business strategy. IMRIS has a compelling line-up of FDA-approved and development-stage products for the surgical theater that will provide a strong foundation for future growth. This agreement provides capital to fund our growth initiatives, strengthen our balance sheet and enable us to focus on developing a world-class medical device company.”

In accordance with the terms of the Agreement, Deerfield advanced $25 million immediately following execution of the Agreement. The loan matures five years from the date of the Agreement and may be prepaid subject to certain restrictions contained in the Agreement. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the disbursement, except that, if IMRIS achieves certain revenue targets, the principal payment due on the third anniversary can be deferred for up to two years and the payment due on the fourth anniversary can be deferred for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9% per annum. The Agreement contains customary terms and conditions. In connection with the loan, Deerfield will receive warrants to purchase 6.1 million shares of IMRIS common stock at an exercise price of $1.94 per share, which represents a premium of 5% over the closing price of the Company’s common stock preceding the execution of the Agreement. Cowen and Company acted as financial advisor to IMRIS and served as sole arranger for the transaction.

The securities referenced herein have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities referenced herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

About Deerfield

Deerfield is committed to advancing healthcare through investment, information and philanthropy.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including but not limited to IMRIS’ growth prospects and use of proceeds. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill

Tel: 763-203-6304
Email: kmcneill@imris.com

Jeffery Bartels

Tel: 763-203-6328

Email: jbartels@imris.com